May 20, 2022

ArentFox Schiff LLP 901 K Street NW Suite 700 Washington, DC 20006 ____________________ 202.857.6000 MAIN 202.857.6395 FAX ____________________ afslaw.com

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	NeoVolta Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 4, 2022
File No. 333-264275

Ladies and Gentlemen:

This letter is being submitted on behalf of NeoVolta Inc. (the “Company”) in response to the comment letter, dated May 17, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on May 4, 2022 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Amendment No. 1 to Registration Statement on Form S-1 filed May 4, 2022

The Offering, page 7

1.We have reviewed your responses to prior comments one and three. Your disclosures appear to continue to be inconsistent related to the number of shares of common stock outstanding following this offering. For instance, you disclose that you will have 33,315,784 shares of common stock outstanding following this offering, which includes the issuance of 9,404,867 shares of common stock issuable upon the exchange of your 2018 convertible notes (pages 7, 8, and 57); however, you disclose elsewhere that you will have 33,223,094 shares of common stock outstanding following this offering, which includes the issuance of 10,207,177 shares of common stock issuable upon the exchange of your 2018 convertible notes (pages 9, 25, and 28). Please ensure that all disclosures are consistently presented or clearly explained throughout the filing.

Securities and Exchange Commission

Response:

The Company notes the Staff’s comment and advises that the difference of 92,690 shares in the two numbers referenced in the comment represents accrued interest on the Company’s 2018 convertible notes during the three month period ended March 31, 2022. The Company further advises the Staff that since the Amended Registration Statement has been updated to include financial statements for the three month period ended March 31, 2022, the foregoing differences are no longer present in the Amended Registration Statement.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc: Brent Willson, CEO